# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: DATAVAULT AI INC., CIK 0001682149
CUSIP: 86633R609
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 15268 NW Greenbrier Pkwy, Beaverton, Oregon (OR), 97006
Date of event which requires filing of this statement: 09/25/2025
Filed by CIK 0001820190
Persons authorized to receive notices and communications: Henry Ji, 960 San Antonio Rd, Palo Alto, California (CA), 94303, (650) 516-4310

## Reporting persons
- Scilex Holding Company (CIK 0001820190): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 15,000,000; shared voting power 0; sole dispositive power 15,000,000; shared dispositive power 0; aggregate amount beneficially owned 15,000,000 (8.03% of the class)
  Comment: Note to Row 13: Percent of class beneficially owned is calculated based on 171,842,741 shares of common stock, par value $0.0001 per share, of Datavault AI Inc. ("Common Stock") outstanding as of September 25, 2025, prior to the issuance of shares of Common Stock to the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: DATAVAULT AI INC.
Address of issuer's principal executive offices: 15268 NW Greenbrier Pkwy, Beaverton, Oregon (OR), 97006

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by Scilex Holding Company, a Delaware corporation ("SHC" or the "Reporting Person").

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the "Common Stock") of Datavault AI Inc. (the "Issuer") held directly SHC.

The information required by General Instruction C to Schedule 13D is attached hereto as Exhibit 1 and is hereby incorporated by reference.
Residence or business address: The principal business address of the Reporting Person is 960 San Antonio Road, Palo Alto, CA 94303.
Present principal occupation or employment: The information required by General Instruction C to Schedule 13D is attached hereto as Exhibit 1 and is hereby incorporated by reference.
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, without independent verification, any of the persons listed in Exhibit 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, without independent verification, any of the persons listed in Exhibit 1 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The response to Item 2(a) of this Schedule 13D is incorporated by reference herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Semnur Securities Purchase Agreement
On September 23, 2025, the Reporting Person, Scilex, Inc., a Delaware corporation and wholly owned subsidiary of SHC ("Scilex, Inc." and together with SHC, the "Scilex Sellers") and, solely with respect to certain registration rights, Semnur Pharmaceuticals, Inc., a majority owned subsidiary of SHC ("Semnur"), entered into a Securities Purchase Agreement ("Biconomy Resale SPA") with Biconomy PTE.LTD ("Biconomy").
Pursuant to the Biconomy Resale SPA, the Scilex Sellers agreed to sell, and Biconomy agreed to purchase, an aggregate of 12,500,000 shares (the "Biconomy Resale SPA Shares") of common stock, par value $0.0001 per share of Semnur ("Semnur Common Stock"), comprised of: (i) 554,849 shares of Semnur Common Stock held by SHC and (ii) 11,945,151 shares of Semnur Common Stock held by Scilex, Inc. The Biconomy Resale SPA Shares were sold for a purchase price of $16.00 per share, payable in Bitcoin blockchain ("Bitcoin"), with such amount of Bitcoin equal to the quotient of (A) Biconomy's aggregate purchase price divided by (B) the spot exchange rate for Bitcoin as published by Coinbase.com at 8:00 p.m. (New York City time) on the trading day immediately prior to the closing date of the purchase of the Biconomy Resale SPA Shares. The closing of the transactions contemplated by the Biconomy Resale SPA occurred on September 25, 2025.
The Bitcoin proceeds from sale of the Biconomy Resale SPA Shares were used to fund the acquisition of the Issuer's securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 is incorporated herein by reference.

Datavault Securities Purchase Agreement

On September 25, 2025, SHC entered into a Securities Purchase Agreement (the "Datavault SPA") with Datavault AI Inc., a Delaware corporation ("Datavault"), pursuant to which Datavault agreed to issue and sell, and SHC agreed to purchase, 15.0 million shares of Common Stock and a pre-funded warrant (the "Pre-Funded Warrant") to purchase 263,914,094 shares of Common Stock for an aggregate purchase price of $150 million.

Pursuant to the Datavault SPA, on the initial closing date of September 26, 2025 (the "Initial Datavault Closing Date"), Datavault issued 15.0 million shares of Common Stock to SHC, for a per share purchase price of $0.5378 (the "Per Share Purchase Price"), to be paid in Bitcoin, with the amount of Bitcoin being based on the spot exchange rate for Bitcoin as published by Coinbase.com at 8:00 p.m. (New York City time) on the trading day immediately prior to the Initial Datavault Closing Date.

Within 25 days of the Initial Datavault Closing Date, Datavault is required to, among other things, file with the Securities and Exchange Commission a preliminary proxy statement for the purpose of obtaining the Stockholder Approval (as defined below) and shall use its reasonable best efforts to solicit its stockholders' approval of such resolution. Datavault is also required to hold an annual or special meeting of its stockholders (the "Stockholder Meeting") for purposes of obtaining the Stockholder Approval no later than 75 days after the Initial Datavault Closing Date (the "Stockholder Meeting Deadline") and is obligated to obtain the Stockholder Approval by the Stockholder Meeting Deadline. If, despite Datavault's reasonable best efforts, the Stockholder Approval is not obtained on or prior to the Stockholder Meeting Deadline, Datavault shall cause an additional Stockholder Meeting to be held within 45 days thereafter. If, despite Datavault's reasonable best efforts the Stockholder Approval is not obtained after such subsequent stockholder meeting, Datavault shall cause an additional Stockholder Meeting to be held every fourth month thereafter until such Stockholder Approval is obtained. As used in the Datavault SPA, "Stockholder Approval" means (i) such approval as may be required by the applicable rules and regulations of the trading market from the stockholders of Datavault with respect to the transactions contemplated by the transaction documents, including with respect to issuance of all of the Pre-Funded Warrant Shares (as defined below) upon the exercise thereof and/or to give full effect to the terms of the Pre-Funded Warrant (as defined below), without regard to any limitations upon exercise of the Pre-Funded Warrant relating to any required approvals by Datavault's stockholders and (ii) the approval from the stockholders of Datavault with respect to an amendment to its certificate of incorporation to increase the number of shares of Common Stock authorized for issuance to up to 1.5 billion (or such greater amount as is necessary to issue the Pre-Funded Warrant Shares to Scilex)(such matters for which Stockholder Approval is required, the "Proposals").

Notwithstanding the foregoing, if Datavault is able to obtain the written consent of holders of a majority of the shares of its issued and outstanding Common Stock to obtain the Stockholder Approval (the "Stockholder Consent"), SHC may satisfy its obligations under the Datavault SPA to obtain the Stockholder Approval by obtaining such consent and submitting for filing with the SEC a Preliminary Information Statement on Schedule 14C no later than 15 days after the Initial Datavault Closing Date, followed by a Definitive Information Statement on Schedule 14C no later than the timeline for such filing prescribed by the Securities Exchange Act of 1934, as amended.

Pursuant to the Datavault SPA, following Datavault's receipt of the Stockholder Approval, Datavault will issue SHC the Pre-Funded Warrant to purchase 263,914,094 shares of Common Stock (such shares, the "Pre-Funded Warrant Shares") in exchange for an aggregate of approximately $141.9 million. The aggregate purchase price for the Pre-Funded Warrant is based on the Per Share Purchase Price minus $0.0001 per share, multiplied by the number of shares subject to such warrant. The exercise price of the Pre-Funded Warrant will be $0.0001 per share. The Pre-Funded Warrant will be immediately exercisable upon issuance and will expire when exercised in full.

The Pre-Funded Warrant contains certain anti-dilution provisions providing for the adjustment of the exercise price and shares issuable upon exercise in the event of a stock dividend of stock split of Datavault. Additionally, the Pre-Funded Warrant includes the right to acquire any rights to purchase Common Stock, warrants or other securities on the same terms as holders of Common Stock in such amount that the holder would have been entitled to if the Pre-Funded Warrant were exercised. The Pre-Funded Warrant also includes the right to receive any dividends declared by Datavault.

The foregoing description of the Datavault SPA and the transactions contemplated thereby is qualified in its entirety by reference to the full text of the Datavault SPA, a copy of which is included as Exhibit 2 to this Schedule 13D and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person is deemed to be the beneficial owner of 15,000,000 shares of Common Stock held directly the Reporting Person, representing approximately 8.03% of the issued and outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 on the cover page of this Schedule 13D for the Reporting Person is incorporated herein by reference in its entirety.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 4 herein, the Reporting Person has not effected transactions in the Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 is incorporated herein by reference.

Voting Agreement

Pursuant to the Datavault SPA, the Reporting Person, the Issuer and certain stockholders of the Issuer (the "Stockholders") entered into Voting Agreements (the "Voting Agreements"), each dated as of September 25, 2025. Pursuant to the Voting Agreement, the Stockholders agreed to vote in favor of the Proposals and against any actions that would reasonably be expected to impede the Proposals. The Stockholders also granted the Issuer an irrevocable proxy over the shares held by such Stockholders until the termination of the Voting Agreements.

The foregoing description of the Voting Agreements and the transactions contemplated thereby is qualified in its entirety by reference to the full text of the Form of Voting Agreement included as Exhibit 3 to this Schedule 13D and incorporated herein by reference.

Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Executive Officers and Board of Directors of Scilex Holding Company.

Exhibit 2 - Securities Purchase Agreement, dated as of September 25, 2025, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Reporting Person's Current Report on Form 8-K filed with the SEC on September 26, 2025).

Exhibit 3 - Form of Voting Agreement.

## Signatures
- Scilex Holding Company: /s/ Henry Ji, Henry Ji, Chief Executive Officer and President (10/02/2025)